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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Bayou City Exploration, Inc.

Full Name of Registrant
Blue Ridge Energy, Inc.

Former Name if Applicable
10777 Westheimer Road, Suite 170

Address of Principal Executive Office (Street and Number)
Houston, TX 77042

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The registrant has filed this Form 12b-25 to notify the Commission that it was unable to timely file its Form 10-KSB for the fiscal year ended December 31, 2006 (the “10-KSB”). The principal reasons for the delayed filing are: The registrant is in the final stages of completing its Form 10-KSB for the fiscal year. Management has been working diligently to complete the Form 10-KSB and expects it to be filed within the time allowed by this extension.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

W. Wayne Hardin	(832)	358-3900
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The net loss attributable to common shareholders is expected to be approximately $4,000,000 for the year ended 12/31/06 as compared to $1,779,843 for the year ended 12/31/2005. The significant change in the results of operations is primarily due to a decrease in revenues, a significant recognition in 2006 of impairment, abandonment and dry hole costs and also increased general and administrative expenses. As a result of the foregoing, the Company intends to immediately significantly restructure its operations.
Mountjoy & Bressler, the Company’s independent registered public accounting firm, has informed the Company’s Board of Directors that, in the absence of further information in support of the Company’s ability to meet its obligations as they become due its auditors’ report on the Company’s consolidated financial statements will include an explanatory paragraph indicating that substantial doubt exists as to the Company’s ability to continue as a going concern. The Company does not intend to include any adjustments to its financial statements to reflect the possible future effects that may result from the uncertainty of its ability to continue as a going concern.

Bayou City Exploration, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2007	By	/s/ W. Wayne Hardin

		Name:	W. Wayne Hardin
		Title:	President
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).